UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

VIMPELCOM LTD.

(Name of Issuer)

Common Stock, nominal value US$ 0.001 per share

Preferred Stock, nominal value US$ 0.001 per share

(Title of Class of Securities)

G9360W 107 (Common Stock)

G9360W 115 (Preferred Stock)

(CUSIP Number)

Franz Wolf
CTF Holdings Limited
Suite 2, 4 Irish Place
Gibraltar
+350 200 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich
Altimo Holdings & Investments Limited
Str. Novy Arbat, build. 21
GSP-2
119992 Moscow, Russia
+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Coöperatief U.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

52.7% of Common Stock and 29.6 % of Preferred Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person is the direct beneficial owner of 128,532,000 (29.65%) shares of the Issuer’s voting preferred stock, which, together with the shares of the Issuer’s common stock beneficially owned by the Reporting Person, represents approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,628,199,135 shares of Common Stock and 433,532,000 shares of Preferred Stock outstanding as of April 15, 2012, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

52.7% of Common Stock and 29.6% of Preferred Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person may be deemed to beneficially own 128,532,000 (29.65%) shares of the Issuer’s voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5.  The calculated percentages are based on 1,628,199,135 shares of Common Stock and 433,532,000 shares of Preferred Stock outstanding as of April 15, 2012, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

858,040,563 shares of Common Stock and 128,532,000shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

858,040,563 shares of Common Stock and 128,532,000shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

52.7% of Common Stock and 29.6% of Preferred Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person may be deemed to beneficially own  128,532,000 (29.65%) shares of the Issuer’s voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5.  The calculated percentages are based on 1,628,199,135 shares of Common Stock and 433,532,000 shares of Preferred Stock outstanding as of April 15, 2012, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

52.7% of Common Stock and 29.6% of Preferred Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person may be deemed to beneficially own 128,532,000 (29.65%) shares of the Issuer’s voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5.  The calculated percentages are based on 1,628,199,135 shares of Common Stock and 433,532,000 shares of Preferred Stock outstanding as of April 15, 2012, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012.

Item 1. Security and Issuer.

This Amendment No. 10 (this "Amendment") to the Statement on Schedule 13D relates to the common stock, nominal value US$0.001 per share (the “Common Stock”), and the preferred stock, nominal value US$0.001 per share (the "Preferred Stock"), of VimpelCom Ltd. (“VimpelCom”).  The initial Statement on Schedule 13D, previously filed jointly by Altimo Coöperatief U.A. (“Altimo Coop”), Eco Telecom Limited, Altimo Holdings & Investments Limited (“Altimo”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on April 30, 2010, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of VimpelCom is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Altimo Coop;

(ii)	Altimo;

(iii)	CTF Holdings; and

(iv)	Crown Finance.

The Statement, as hereby amended, relates to the shares of Common Stock and Preferred Stock held for the account of Altimo Coop.  See Item 5.

The Reporting Persons

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company. Current information concerning the identity and background of the directors and officers of Altimo Coop and persons controlling Altimo Coop is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo directly and indirectly owns 100% of the membership interests in Altimo Coop and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Altimo and persons controlling Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of CTF Holdings and persons controlling CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schraegen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock held for the account of Altimo Coop. Current information concerning the identity and background of the directors and officers of Crown Finance and persons controlling Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

It is anticipated that the conversion premium required to convert the Preferred Stock into Common Stock described in Item 4 will be funded through borrowings pursuant to loans between the Reporting Persons and certain banks which remain to be identified.  No loan agreements have been entered into and  specific details of financing remain unknown at this time as the conversion will not take effect until April 16, 2013.

Item 4. Purpose of Transaction.

On December 21, 2012, Altimo Coop issued notice to VimpelCom, pursuant to Section 4.3(d) of the Section B Bye-laws of VimpelCom, stating its present intention to convert its 128,532,000 shares of convertible Preferred Stock into shares of Common Stock at a ratio of one share of convertible Preferred Stock for one share of Common Stock, and setting forth a conversion date of April 16, 2013. On April 16, 2013, subject to payment by Altimo Coop to VimpelCom of a conversion premium of $1,392,644,220 (or $10.835 per share), Altimo Coop's 128,532,000 shares of convertible Preferred Stock will automatically convert into 128,532,000 shares of Common Stock pursuant to Section 4.3(d) of the Section B Bye-laws of VimpelCom.

Subject to various factors (including, without limitation, VimpelCom's business and prospects, the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic and industry conditions, future developments at VimpelCom and applicable law), the Reporting Persons may acquire additional securities of VimpelCom. Any additional purchases of securities in VimpelCom may be in the open market or privately-negotiated transactions or otherwise. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom Ltd; there can be no assurance that the Reporting Persons will acquire additional securities of VimpelCom. In order to maximize the value of their investment in VimpelCom Ltd., the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom Ltd. or its subsidiaries or affiliates.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  Altimo Coop is the direct beneficial owner of 858,040,563 shares of Common Stock, representing approximately 52.70% of VimpelCom's outstanding Common Stock, and 128,532,000 shares of Preferred Stock, representing approximately 29.65% of VimpelCom's outstanding Preferred Stock.  Each of Altimo Coop, Altimo, CTF Holdings and Crown Finance may be deemed the beneficial owner of the 858,040,563 shares of Common Stock, representing approximately 52.70% of VimpelCom's outstanding Common Stock, and 128,532,000 shares of Preferred Stock, representing approximately 29.65% of VimpelCom's outstanding Preferred Stock, held for the account of Altimo Coop. Each share of Preferred Stock entitles its holder to the same voting rights as the holders of each share of Common Stock and is convertible into one share of Common Stock, at the election of the holder of the Preferred Stock, on any date (i) after October 21, 2012 but before April 21, 2015, or (ii) during the period between the date on which a mandatory offer, as provided under VimpelCom's bye-laws, is announced and the final business day such offer is open for acceptance.

The aggregate 858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock held for the account of Altimo Coop represent approximately 47.85% of VimpelCom's voting capital.  To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any shares of Common Stock or Preferred Stock (other than as described in this Item 5).  Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

The above calculated percentages are based on 1,628,199,135 shares of Common Stock and 433,532,000 shares of Preferred Stock, outstanding as of April 15, 2012, as reported in VimpelCom’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012.

(b) Each of Altimo Coop, Altimo, CTF Holdings and Crown Finance may be deemed to have sole power to direct the voting and disposition of 858,040,563 shares of Common Stock and 128,532,000 shares of Preferred Stock held for the account of Altimo Coop.

(c) Other than as reported in Item 4 above, the persons listed in Item 5(a) have not effected any transactions with respect to the Common Stock or Preferred Stock since the most recent filing of Schedule 13D.

(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the shares of Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

No material change.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: December 24, 2012	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 24, 2012	CTF HOLDINGS LIMITED

	By:	/s/Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: December 24, 2012	CROWN FINANCE FOUNDATION

	By:	/s/Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

Date: December 24, 2012	ALTIMO COOPERATIEF U.A.

	By:	/s/Franz Wolf
	Name:	Franz Wolf
	Title:	Director and Attorney-in-Fact

ANNEX A

Altimo Cooperatief U.A.

Altimo Coop is a cooperative with excluded liability (coöperatie) incorporated under the laws of the Netherlands, with its principal address at Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The principal business of Altimo Coop is to function as a holding company.

During the past five years, Altimo Coop has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo Coop from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo Coop and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Yuri Mikhailenko, Director	UK
Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar, from September 2010 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2010 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

Franz Wolf, Director	Germany
Director, CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

Eleonora Jongsma, Director	The Netherlands	General Manager, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ
Alexandra van Hellenberg Hubar-van Haaften, Director	The Netherlands	Commercial Director, Orangefield Trust (Netherlands) B.V., Teleportboulevard 140, Amsterdam, the Netherlands 1043 EJ

To the best of Altimo Coop's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Altimo Holdings & Investments Ltd.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company.  The business telephone number for Altimo and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Altimo has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Altimo from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Altimo and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)
Geoffrey Piers Hemy Director	United Kingdom	Director, Grand Financial Group Limited, investment holding company, Griva Digeni 115, Limassol, Cyprus, from August 2002 to present.

Olga Kichatova Director	Russia
Director of Finance, MRO CTF CONSULTANCY LTD., consulting services to CTF Holding Ltd., Office 351, Floor 5, Entrance 3, building 11, Bolshoi Savvinsky Pereulok, 119435 Moscow, Russia, from December 2006 to present.

Yuri Mikhailenko Director	Russia
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from September 2010 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands from September 2010 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

Alexey Reznikovich Chief Executive Officer	Russia
Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia, from June 2005 to present.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from December 2006 to present.

Name and Present Position with Altimo	Citizenship	Principal Occupation / Business Address(es)

Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from 1998 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

To the best of Altimo's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Alja Investments Limited

Alja Investments Limited ("Alja") is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of Alja is to function as a holding company.  The business telephone number for Alja is +1 284 494 2233, ext. 2270.

During the past five years, Alja has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alja from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Bardsley Investment Corporation

Bardsley Investment Corporation ("Bardsley") is a company incorporated in the British Virgin Islands, with its principal address at Akara Building, 24 De Castro Street, Wickhams’ Cay 1, Road Town, Tortola, British Virgin Islands.  The principal business of Bardsley is to function as a holding company.  The business telephone number for Bardsley is +350 200 41 981.

During the past five years, Bardsley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Bardsley from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Cotesmore Holdings Limited

Cotesmore Holdings Limited ("Cotesmore") is a company incorporated in the Bahamas, with its principal address at 1st Floor, Kings Court, Bay Street, N-3994, Nassau, Bahamas.  The principal business of Cotesmore is to function as a holding company.  The business telephone number for Cotesmore is +350 200 41 981.

During the past five years, Cotesmore has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Cotesmore from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Dendar Investment Fund Limited

Dendar Investment Fund Limited ("Dendar") is a company incorporated in Gibraltar, with its principal address at 57/63 Line Wall Road, Gibraltar.  The principal business of Dendar is to function as a holding company.  The business telephone number for Dendar is +357 22 873860.

During the past five years, Dendar has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Dendar from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Fairacre Holdings Limited

Fairacre Holdings Limited ("Fairacre") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The principal business of Fairacre is to function as a holding company.  The business telephone number for Fairacre is +357 22 555 800.

During the past five years, Fairacre has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Fairacre from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

FFF Finance Group B.V.

FFF Finance Group B.V. ("FFF Finance") is a company incorporated in the Netherlands, with its principal address at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands. The principal business of FFF Finance is to function as a finance company. The business telephone number for FFF Finance is + 31 20 521 4777.

During the past five years, FFF Finance has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining FFF Finance from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Grand Financial Group Limited

Grand Financial Group Limited ("Grand") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The principal business of Grand is to function as a holding company.  The business telephone number for Grand is +44 1381 698123.

During the past five years, Grand has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Grand from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

OOO MyBank

OOO MyBank ("MyBank") is a company incorporated in Russia, with its principal address at 35.3 Khoroshevoc Shosse, 123007 Moscow, Russia.  The principal business of MyBank is to function as a banking business.

During the past five years, MyBank has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining MyBank from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Laketown Services Limited

Laketown Services Limited ("Laketown") is a company incorporated in the Isle of Man, with its principal address at 8 Prospect Hill, Douglas, Isle of Man.  The principal business of Laketown is to function as a holding company.  The business telephone number for Laketown is +350 200 41 981.

During the past five years, Laketown has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Laketown from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

R&B Investments Limited

R&B Investments Limited ("R&B") is a company incorporated in the British Virgin Islands, with its principal address at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The principal business of R&B is to function as a holding company.  The business telephone number for R&B and all its executives and members of the board of directors is +1 284 494 2233, ext. 2270.

During the past five years, R&B has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining R&B from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Thoro Holding Ltd.

Thoro Holding Ltd. ("Thoro") is a company incorporated in the British Virgin Islands, with its principal address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business of Thoro is to function as a holding company.  The business telephone number for Thoro is +357 25 353520.

During the past five years, Thoro has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Thoro from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CTF Holdings Limited

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF is to function as a holding company.  The business telephone number for CTF and all its executives and members of the board of directors +350 200 41 981.

During the past five years, CTF has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining CTF from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of CTF and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with CTF Holdings Limited	Citizenship	Principal Occupation / Business Address(es)
Yuri Mikhailenko Director	UK
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from September 2010 to present.Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2010 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

Franz Wolf Director	Germany
Director, CTF Holdings Limited, holding company, Suite 2, 4 Irish Place, Gibraltar, from 1998 to present.

Director, Altimo Holdings & Investments Limited, holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from 2004 to present.

Director of several other direct or indirect subsidiaries of CTF Holdings Ltd.

To the best of CTF's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Crown Finance Foundation

Crown Finance Foundation is a Liechtenstein foundation, with its principal address at Am Schrägen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance Foundation is investment and management of the assets and capital of the foundation.  The business telephone number for Crown Finance Foundation and all its executives and members of the board of directors is +350 200 41 981.

During the past five years, Crown Finance Foundation has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Crown Finance Foundation from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Crown Finance Foundation and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Crown Finance Foundation	Citizenship	Principal Occupation / Business Address(es)
Christian Rosenow Director	Switzerland	CEO and President of the Board, CBRPrivatinvest AG, financial advisory services, Talstrasse 66, CH-8001, Zurich, Switzerland, from 1998 to present.

Dr. Norbert Seeger Director	Liechtenstein
Attorney at Law, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein, from 1984 to present.

Name and Present Position with Crown Finance Foundation	Citizenship	Principal Occupation / Business Address(es)

Lars Heidbrink Director	Germany
Attorney at Law, Law Office of Dr. Norbert Seeger, international law firm specializing in economic and corporate law, Am Schrägen Weg 14, P.O. Box 1618 FL-9490, Vaduz, Liechtenstein, from October 2006 to present.

To the best of Crown Finance Foundation 's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Supervisory Board of Alfa Group Consortium

The "Supervisory Board" coordinates the strategic development of a group of affiliated entities, often referred to as the "Alfa Group Consortium," which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium.  The business telephone number for all the members of the Supervisory Board of Alfa Group Consortium is +7 495 981 4453.

The members of the Supervisory Board of the Alfa Group Consortium and their respective positions and business backgrounds are identified below:

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)
Peter Aven Member	Russia
President and Director, OJSC Alfa Bank, banking, 11  Mashy Poryvaevoy St., 107078 Moscow, Russia, from November 1998 to present.

Chairman of the Board of Directors, AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia, from June 2007 to present.

Co-chairman of the Board of Directors, CTC Media, commercial television broadcaster, 15a Pravdy St., Moscow, Russia, from December 2003 to present.

Director, Alfa Finance Holdings S.A., oil and financial assets, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, from January 2000 to present.

Member of the Board, Latvijas Balzams, producer of alcoholic beverages, A. Caka 160, LV-1012, Riga, Latvia, from July 2002 to present.

Trustee of the Board of the Association for National Financial Reporting Standards, financial reporting standards-setter, Pogodinskaya St. 24, Bldg. 1, Office 506, Moscow, Russia, from October 2003 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)

Chairman of the Russia-Latvia Business Council, business association, Ilyinka 6, Moscow, Russia, from July 2007 to present.

Member of the Board of the Russian Union of Industrialists and Entrepreneurs, business association, Staraya Ploshchad 10/4, Moscow, Russia, from April 2006 to present.

Trustee of the Russian Economic School, academic institution, Nakhimovsky Prospekt 47, Moscow, Russia, from February 2001 to present.

Dmitri Dorofeev Member	Russia	Director of Group Portfolio Management and Control, CTF Consultancy, holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia, from May 2012 to present.

Alexandr Fain Member	Russia
Chief Executive Officer, Alfa Eco LLC, investment  company, 12 Krasnopresnenskaya Nab., 123619 Moscow, Russia, from January 2005 to present.

General Director, Investment Company A1 LLC, investment company, 12 Krasnopresnenskaya Nab., 123619 Moscow, March 2009 to present.

Mikhail Fridman Chairman	Russia
Director, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

Director, OJSC Alfa Bank, banking, 9 Mashy Poryvaevoy St., 107078 Moscow, Russia, from February 2008 to present.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia, from October 1998 to present.

German Khan Member	Russia
Executive Director, TNK-BP Management, oil and gas company, 1 Arbat Street, 119019 Moscow, Russia, from 2003 to present.

Member of the Board of Directors of Slavneft, oil and gas company, 4 Lesnoy Pereulok, 125047 Moscow, Russia, from February 1998 to present.

Andrei Kosogov Member	Russia	Chairman of the Board of Directors of Alfa Asset Management, asset management company, 6th Floor, Bldg. 32/1, Sadovaya-Kudrinskaya, 123001 Moscow, Russia, from November 2005 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)

Director, ABH Holdings Corp., holding company, 3 Bld. du Prince Henri, L-1724, Luxembourg, from prior to 2005 to present.

Director, AlfaStrakhovanie Group, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russia, from 2003 to present.

Director, Alfa-Bank Russia, banking, 27 Kalanchevskaya Street, 107078 Moscow, Russia, from prior to 2005 to present.

Chairman of the Advisory Committee of Altimo, investment company, Bolshoi Savvinsky per., d. 11, pod. 3, 5th  Floor, Office No. 351, 119435 Moscow, Russia, from 2005 to present.

Alexey Kuzmichev Member	Russia
Chairman of the Advisory Committee of A1 Group Limited, investment company, 12 Krasnopresnenskaya Embankment, Moscow, Russia, from 1998 to present.

Member of the Advisory Committee of Altimo, investment company, 11 Savvinskaya Embankment, 119435 Moscow, Russia, from 2005 to present.

Alexey Reznikovich Member	Russia
Member of the Supervisory Board, VimpelCom Ltd., mobile telecommunications company, Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

Chief Executive Officer, LLC ALTIMO, investment company, Str. Novy Arbat, Build. 21, GSP-2, 119992 Moscow, Russia, from June 2005 to present.

Chief Executive Officer, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, British Virgin Islands, from December 2006 to present.

Nigel John Robinson Member	United Kingdom
Director of Corporate Development, Finance and Control, CTF Consultancy Ltd., holding company, Bolshoy Savvinsky per., d. 11, pod. 3, 5th floor, Office No. 351, 119435 Moscow, Russia, from January 2000 to present.

Member of the Consultative Committee of Altimo, investment company, Savvinskaya Embankment 11, Floor 3, 119435 Moscow, Russia, from April 2004 to present.

Member of the Consultative Committee of A1 Group, investment company, Krasnopresnenskaya Embankment 12, WDC-2, Entrance 7, Floor 13, 123610 Moscow, Russia, from January 2000 to present.

Name and Present Position on the Alfa Group Consortium Supervisory Board	Citizenship	Principal Occupation / Business Address(es)

Member of the Consultative Committee of Rosvodokanal Group, water-supply and wastewater disposal operator, 2nd Zvenigorodskaya Street 13, Bldg. 15, 123022 Moscow, Russia, from November 2008 to present.

Mikhail Khabarov Member	Russia	President of Company A1, investment company, 12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia, from October 2010 to present.

To the best of Alfa Group Consortium's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.